

Investor Presentation

Nabi Biopharmaceuticals

Nasdaq: NABI

Mangrove Partners – Value Oriented Investment Management

- Special situations hedge fund
  - Seek to exploit market dislocations, company specific events, and forced selling
  - Liquidation and arbitrage opportunities a major focus
- Initiated investment in Nabi Biopharmaceuticals in August 2011
  - Own approximately 1,000,000 shares of Nabi
  - Have purchased over 170,000 shares of Nabi since the modified Dutch Tender Offer expiration
- Seek fair value for our Nabi investment under a liquidation alternative

We are soliciting proxies in opposition to the ill-conceived transaction because we believe:

1. The proposed merger is suboptimal

2. Biota management has destroyed value and the business faces significant risks

3. Nabi management and executives have misaligned incentives

Proposed Transaction is an inferior plan



Appendix: Exhibit 1 & 2

- Value of Nabi today
  - $2.40 per share of cash
  - Other assets of potential value
    - NicVAX rights
    - Phoslyra royalties
    - Value of public shell
    - NOLs
- Liquidation provides superior all cash value
  - $1.87 return of cash
  - Retains full ownership of remaining assets
- Proposed Transaction provides the least return
  - Only returns $0.11 per share of cash
  - $1.55 in Biota stock

Liquidation alternative is superior

✓ Greater cash upfront

✓ Conservative $1.87 in value
- Estimated liquidation costs may be overstated
- Retain ownership of remaining assets

✓ Alternatives to formal Delaware liquidation
- Reverse merger
- 3rd party liquidation

Biota management has destroyed value



Biota Holdings 5-Year Underperformance

60% loss over 5 years

65% loss over 3 years

Since January 2010

- Nearly $65 million in net losses
- Net losses in every period
- Greater than $50 million in cash burn

  o *Appendix: Exhibit 3*

Biota's future leadership is uncertain at best, and we have no confidence that they can turn this around

An investment in Biota is rife with uncertainty

Pipeline risk

- 4 years away from Laninamivir NDA
- US employs different approval criteria than foreign jurisdictions
- No partner for HRV drug

Relenza patent cliff

- US expiry December 2014
- European expiry May 2015
- Japanese expiry July 2019

Management uncertainty

- Senior management only signed on for transition period until U.S.-based executives are appointed

Strategic (mis)direction?

- No assurances regarding strategic direction of the combined company under a new, unnamed management team

Who benefits?



Management

- Receive full bonuses
- Nabi Chairman and CEO get lucrative new Board seats

Nabi Stockholders

- Receive less than fair value of cash
- Another risky company to lose their shirts on

Nabi management has destroyed value

Why should we trust them with our capital?



Bonuses awarded days before merger announcement

Stockholders' interests do not appear to be Nabi's main priority in approving the transaction



$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
NicVAX fails 7/18/2011
Biota-Nabi merger announced 4/23/2012
Nabi grants VIP and special bonuses 4/20/2012
7/1/2011
8/1/2011
9/1/2011
10/1/2011
11/1/2011
12/1/2011
1/1/2012
2/1/2012
3/1/2012
4/1/2012
5/1/2012

	VIP Bonus	Special Bonus	Total Bonuses
Dr. Rafaat Fahim	$ 197,911	$ 59,373	$ 257,284
Dr. Paul Kessler	$ 96,277	$ 37,548	$ 133,825
Dr. Matthew Kalnik	$ 87,524	$ 36,748	$ 124,272
Total			**$ 515,381**
From 8-K filed 4/26/2012			

We believe the choice is clear

Biota-Nabi Merger

✗ $1.66 in value

✗ Partial participation in NicVAX

✗ Forced investment into risky assets

✗ Puts our capital in the hands of unnamed Biota and Nabi management

✗ In the best interest of Nabi management

Liquidation-Focused Options

✓ $1.87 minimum value

✓ Full ownership of all remaining assets

✓ Cash certainty

✓ Returns stockholder capital with no further value destruction

✓ In the best interest of Nabi stockholders

Appendix: Exhibit 1

<u>Value delivered under Biota-Nabi Merger Agreement</u>

The Biota-Nabi transaction isn't economical, transfers the risk to Nabi stockholders, and returns far less than a liquidation

		Values	Notes
Biota share price - AUD		$ 0.670	
<u>USD / AUD foreign exchange rate</u>		1.038	
Biota share price - USD	(1)	$ 0.695	
Biota shares per Nabi share	(2)	2.229	Per Amended Proxy Statement 8/7/2012
Total value of Biota for each share of Nabi	(3)	$ **1.549**	= (1) x (2)
Remaining cash from Nabi (est. $1 -$5 million)	(4)	$ **0.106**	Per Amended Proxy Statement 8/7/2012
<u>Value of CVR for NicVAX</u>	(5)	$ -	<u>Nabi stockholders realize only 75% of any future value</u>
Total value to Nabi stockholders		$ **1.655**	= (3) + (4) +(5)
Nabi share price today		$ 1.610	
Value delivered under liquidation-focused alternative		$ **1.873**	See Exhibit 2

All prices as of close 8/28/2012

Appendix: Exhibit 2

Value delivered under Liquidation scenario

A liquidation-focused alternative returns superior value to Nabi
stockholders, retains full ownership of all assets, and provides cash certainty

(All values in $mm, except per share data)		Values	Notes
Cash at Nabi		92.649	As of June 30, 2012, 2Q 2012 10Q
Cash paid in tender including expenses		(24.600)	Per Amended Proxy Statement 8/7/2012
Pro forma cash at Nabi	(1)	68.049	
Shares outstanding after tender offer	(2)	28.33	Per Amended Proxy Statement 8/7/2012
Cash per share at Nabi today		$ 2.402	(1) ÷ (2)
Pro forma cash at Nabi		68.049	
Operating expenses until 9/30		(1.500)	Per Amended Proxy Statement 8/7/2012
Estimate for liquidation costs		(13.500)	Per Amended Proxy Statement 8/7/2012
Net to Nabi stockholders	(3)	**53.049**	
Remaining assets of Nabi	(4)	-	100% of NicVAX, Phoslyra, public shell, and NOLs
Total value to Nabi stockholders	(5)	**53.049**	(3) + (4)
Total value per share to Nabi stockholders		$ 1.873	(5) ÷ (2)
Nabi share price today		$ 1.610	
All prices as of close 8/28/2012			

Additional upside possible with reverse merger or other structured transaction

Appendix: Exhibit 3

Financial performance of Biota since January 2010

Biota Holdings Limited Financial Performance

All figures in AUD $000's

	2010		2011		2012	Cumulative
	Jun	Dec	Jun	Dec	Jun	Jan '10 - Jun '12
Revenues from continuing operations	8,068	6,984	7,621	7,565	14,759	44,997
Loss before tax	(21,066)	(16,721)	(12,444)	(11,626)	(7,721)	(69,578)
Loss attributable to members of Biota Holdings Limited	(17,250)	(15,946)	(12,144)	(10,996)	(7,818)	(64,154)
Cash and cash equivalents	104,867	77,518	70,011	56,540	52,948	(51,919)

All data from Biota Holdings Limited

- Biota management has lost nearly $65 million while generating only $45 million in revenues.
- Little near term opportunity to turn around performance at Biota
  - Nearest potential drug approval is in 2016
  - Main royalty asset faces patent cliff starting in 2014